Sun Life Financial's 2014 Annual Report and 2015 Management Information Circular now available

TORONTO, ON – (March 23, 2015) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its 2014 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 6, 2015 annual meeting are now available.

These documents can be accessed electronically at www.sunlife.com/2014AnnualReport and www.sunlife.com/AnnualMeetingMaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the Company through its website. These documents have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The 2014 Annual Report includes the management's discussion and analysis, consolidated financial statements, sources of earnings by business group and other Company information.

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2014 the Sun Life Financial group of companies had total assets under management of $734 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com